Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-12089

OFFERING CIRCULAR SUPPLEMENT NO. 4

Date of Offering Circular: December 19, 2022

September 13, 2023

NV REIT LLC

c/o Neighborhood Ventures, Inc.

5227 N. 7th Street

Phoenix, AZ 85014

602-714-1555

https://neighborhood.ventures

This document (the “Supplement”) supplements the Offering Circular of NV REIT, LLC, (the “Company”) dated December 19, 2022 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Change to Minimum Initial Investment

Effective immediately the minimum initial investment in the Company is a purchase of a single Class A Investor Share, currently offered by the Company at a cost of $100 per Share.

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This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and prior supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.